SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

CHANGDA INTERNATIONAL HOLDINGS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE, $.001 PER SHARE

 (Title of Class of Securities)

15910R 206

(CUSIP Number)

Richard A. Friedman, Esq.
Sichenzia Ross Friedman Ference LLP
61 Broadway, 32nd Floor
New York,  New York 10018; (212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 13, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1of 7 Pages)

CUSIP No. 15910R 206	13D	Page 2 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Hudson International Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Marshall Islands

NUMBER OF SHARES	7	SOLE VOTING POWER 6,432,000
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 6,432,000
PERSON WITH	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,432,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON* CO

CUSIP No. 15910R 206	13D	Page 3 of 7 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS HuaRan Zhu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* SC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 6,432,000
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 6,432,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,432,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.4%
14	TYPE OF REPORTING PERSON* IN

CUSIP No. 15910R 206	13D	Page 4 of 7 Pages

Item 1.  Security and Issuer.

This statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of Changda International Holdings, Inc., a Nevada Corporation (the “Issuer”).  The Issuer’s principal executive offices are located at 10th Floor Chenhong Building, No. 301 East Dong Feng Street, Weifang, Shandong, People’s Republic of China 261041.

Item 2. Identity and Background.

This statement is being filed by Hudson International Limited, a company organized under the laws of Marshall Islands (“Hudson”). Hudson is principally engaged in the business of being a holding company.  Hudson’s business address is c/o Weifang Changda Fertilizer Co., Ltd., 10th Floor Chenhong Building, No. 301 East Dong Feng Street, Weifang, Shandong, People’s Republic of China  261041.

Hudson is owned 79% by HuaRan Zhu, a director of the Issuer and 21% by Wen Jun Wang.  Mr. Zhu is Hudson’s sole officer and director.  Mr. Zhu has his business address at c/o Weifang Changda Fertilizer Co., Ltd., 10th Floor Chenhong Building, No. 301 East Dong Feng Street, Weifang, Shandong, People’s Republic of China  261041.  Mr. Zhu is a citizen of the People’s Republic of China.

During the past five years, neither Hudson nor Mr. Zhu has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On February 13, 2009, the Issuer entered into an exchange agreement with Changda International Ltd., a company organized under the laws of Marshall Islands (“Changda”) pursuant to which the Issuer issued 47,729,964 shares of its common stock, par value $ 0.001 per share to the shareholders of  Changda in exchange for all of the issued and outstanding capital stock of Changda.  As a result of the exchange agreement, Changda became a wholly owned subsidiary of the Issuer.  Pursuant to the exchange agreement, Hudson received 6,432,000 shares of the Issuer’s common stock.

Item 4. Purpose of Transaction.

As described above, Hudson’s acquisition of these shares was made pursuant to the exchange agreement by which Issuer acquired all of the issued and outstanding capital stock of Changda from the Changda shareholders in exchange for 47,729,964 shares of the Issuer’s common stock.

At the time Hudson acquired its shares, the Issuer was a shell company. Hudson acquired its shares in connection with a transaction whereby the Issuer acquired all of the outstanding capital stock of Changda and the former stockholders of Changda acquired a controlling interest in the Issuer in a transaction accounted for as a reverse acquisition.  This acquisition and related transactions are described in the Issuer's Form 8-K with a report date of February 13, 2009 and a filing date of February 20, 2009 (the “Reverse Acquisition 8-K”).  Except as set  forth in this Item 4 and in the Reverse Acquisition 8-K, Hudson does not have any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer.

As of November 11, 2009, Hudson beneficially owned 6,432,000 shares or 11.4% of Issuer’s common stock..  Hudson has the sole power to vote or dispose of all of its respective shares. The capital stock of Hudson is owned 79% by HuaRan Zhu, a director of the Issuer and 21% by Wen Jun Wang.  Mr. Zhu is Hudson’s sole officer and director. By virtue of Mr. Zhu ownership interest in Hudson and his role as Hudson’s sole officer and director, Mr. Zhu has sole control over the voting and disposition of all the shares owned by Hudson, although he has a 79% economic interest in the shares owned by Hudson.   Neither Hudson nor Mr. Zhu has effectuated any other transactions involving the securities in the last 60 days.

CUSIP No. 15910R 206	13D	Page 5 of 7 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Hudson and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

Exhibit No.	Description of Exhibit
1

 Exchange Agreement, dated as of February 13, 2009, by and among Changda International Holdings, Inc. (f/k/a Promodoeswork.com, Inc.), Changda International, Ltd. and the former stockholders of Changda International, Ltd., is herein incorporated by reference to Exhibit 10.1 of the Form 8-K filed on February 20, 2009.

2	Joint Filing Agreement, among Hudson International Limited and HuaRan Zhu, dated November 11, 2009

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

HUDSON INTERNATIONAL LIMITED

November 11, 2009	By:	/s/ HuaRan Zhu
Name: HuaRan Zhu
Title Director

November 11, 2009	By:	/s/ HuaRan Zhu
Name: HuaRan Zhu

EXHIBIT 2

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13D filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Common Stock, $0.001 par value, of Changda International Holdings, Inc., a Nevada corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

HUDSON INTERNATIONAL LIMITED

November 11, 2009                                                                    /s/ HuaRan Zhu
Name: HuaRan Zhu
Title: Director

November 11, 2009                                                                    /s/ HuaRan Zhu
HuaRan Zhu